                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                                  GEHL COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   368483103
                                 (CUSIP Number)

                              Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                              Milwaukee, WI 53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   368483103                13D

1. NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              HEARTLAND ADVISORS, INC.
              #39-1078128

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                          (a) [ ]
                                          (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS  See Instructions)
      00 - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                           [   ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
               STATE OF WISCONSIN, USA

     NUMBER OF          7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY             172,000
     OWNED BY
       EACH             8.  SHARED VOTING POWER
     REPORTING              None
      PERSON
       WITH             9.  SOLE DISPOSITIVE POWER

                            460,000

                        10. SHARED DISPOSITIVE POWER
                            None


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       460,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.2% (rounded up to nearest tenth)

14. TYPE OF REPORTING PERSON (See Instructions)
       IA

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $.10 par value per share, (the "Shares") of Gehl Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 143 Water Street, West Bend, Wisconsin 53095.

Item 2.  Identity and Background.
         -----------------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"). HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). The address of HAI's principal business and the address of its principal office are 790 North Milwaukee Street, Milwaukee, Wisconsin 53202. During the last five years, HAI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

William J. Nasgovitz, President of HAI, is a controlling person of HAI through his ownership of a majority of its outstanding stock. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit B hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, Inc., holds an aggregate of 270,000 Shares, which were purchased for cash in the amount of $1,849,587, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

The Accounts own an aggregate of 190,000 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $2,239,306, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

Item 4.  Purpose of Transaction.
         ----------------------

HAI acquired shares of the Company for investment purposes in the ordinary course of its business pursuant to specified investment objectives established by the Board of Directors of Heartland Group for the Heartland Fund and by the advisory clients for the Accounts.

HAI and representatives of HAI have had discussions with senior management of the Company and may in the future have such discussions concerning various operational and financial aspects of the Company's business and various ways in which the Company could maximize shareholder value.

HAI, in the exercise of its responsibility as an institutional investor, has sent a letter to the Company communicating its views on two matters. A copy of the letter is attached hereto as Exhibit A and hereby incorporated by reference. First, HAI has recommended that a committee of independent directors be created for the purpose of reviewing any and all proposals made to the Company concerning any extraordinary corporate transactions, such as (i) a merger, reorganization or liquidation involving the Company or any of its subsidiaries,
(ii) the sale or transfer of a material amount of the assets of the Company or any subsidiary of the Company, or (iii) a strategic alliance between the Company, or any subsidiary of the Company, and one or more other entities. Second, HAI has recommended that the function of President and Chief Executive Officer be separated from that of chairman of the Board. Currently, both functions are performed by one individual. However, HAI believes that each function should be performed by a separate person, HAI has recommended that one of the Company's current independent directors be named Chairman of the Board and that the individual who currently performs both functions continue to serve as President and Chief Executive Officer.

Except as set forth in this Item 4, HAI has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, HAI may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the prospects of the company and upon other developments, including general economic and stock market conditions.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As investment adviser to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 460,000 Shares of the Company. To the best knowledge of HAI, none of the persons named in Exhibit B attached hereto beneficially owns any other Shares of the Company.

     (b) HAI, as investment adviser to the Heartland Fund and the Accounts, has sole power to dispose of all 460,000 Shares held by the Heartland Fund and the Accounts. HAI, as investment adviser to the Accounts, has sole power to vote or direct the voting of 172,000 Shares, and no power to vote or to direct the voting of 18,000 Shares, owned by the Accounts. HAI has no power to vote the 270,000 Shares held by the Heartland Fund. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Exhibit B hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) Neither HAI nor, to the best knowledge of HAI, any of the persons named in Exhibit B hereto has effected any transaction in the Shares during the past 60 days.

     (d) Since the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of , such Shares.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of securities (including shares of the Company), to those shares, and to file this statement. Neither HAI nor, to the best knowledge of HAI, any of the persons named in Exhibit B hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Fund or the Accounts with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit A    Letter Dated July 9, 1999, from William J. Nasgovitz, President and
             Chief Executive Officer of Heartland Advisors, Inc., to William D.
             Gehl, Chairman, President and Chief Executive Officer of Gehl
             Company.

Exhibit B    Executive Officers and Directors of the Reporting Person



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 9, 1998
                                       HEARTLAND ADVISORS, INC.

                                       By: /s/ WILLIAM J. NASGOVITZ
                                           William J. Nasgovitz
                                           President and Chief Executive Officer

                                   EXHIBIT A


                                  July 9, 1999



Mr. William D. Gehl
Chairman, President and Chief Executive Officer
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

Dear Bill:

As you know, Heartland Advisors has held shares of the common stock of Gehl Company (the "Company") for a number of years. We have been pleased to see the progress that the Company has made in recent years both in terms of stronger management and a return to profitability. However, we remain very concerned that the stock market continues to refuse to recognize the intrinsic value of the company through the price of its stock. We are also concerned about the Company's competitive position in the light construction equipment industry over the long term, given the significant consolidation and entry of new competitors in that industry in recent years. As investment professionals who are responsible for and committed to seeking opportunities to maximize value for our clients who are shareholders in the Company, we respectfully submit two proposals for your consideration. We believe that each of these proposals is in the best interests of all of the Company's shareholders because each can promote improvement in the valuation of the Company's stock.

1. Committee of Independent Directors. We also propose that a committee of independent directors be formed for the purpose of assisting management in evaluating extraordinary corporate transactions and strategic alliances. We consider the input of the Board through such a committee on such matters to be essential to ensuring that the interests of shareholders, which sometimes differ from those of management, are carefully considered. In order to maximize shareholder value and assure that the Company's directors fully exercise their legal duties as directors, any proposal for (a) a merger, reorganization or liquidation, (b) a sale or transfer of a material amount of the Company's assets, or (c) a strategic alliance between the company and another entity must be reviewed with great care. Not every such proposal brought to a public company is acceptable or merits more than a brief review. However, we believe that representation of the interests of the Company's shareholders can be fully assured if a committee of independent directors is involved in the consideration of all proposals of this kind. Indeed, the collective business experience and judgment of the independent directors who would serve on such a committee should be a welcome resource to management on matters of such great importance. Our second proposal is designed to create a structure that will insure that the Company fully utilizes that resource.

2. Division of Board and Management Responsibilities. We believe that the roles of President and Chief Executive Officer and the role of Chairman of the Board should be performed by separate individuals, and that one of the Company's independent directors should be named Chairman of the Board, while you continue to serve as President and Chief Executive Officer. Separation of these two critical functions is common among public companies. Requiring a corporation's chairman of the board to be independent of its management ensures the independent judgment that applicable legal standards require of a board.

    Sharing a company's leadership makes it possible for each of the individuals involved to devote more time and energy to the company's needs. Today's highly competitive business environment and conditions in the securities markets in recent years require a public company to have the strongest possible leadership team at its helm, both in managing the company's operations and in charting its course for the long term. By splitting the two functions, the Company will be in a better position to take advantage of the leadership resources available to it.

    Mr. William D. Gehl
    July 9, 1999
    Page 2


We urge you to discuss our proposals with the Board of Directors at the earliest available opportunity. These proposals are based on Heartland Advisors' firm belief in the exercise of investor responsibility.

                                        Very truly yours,



                                        William J. Nasgovitz
                                        President and Chief Executive Officer

c:  Gehl Company Board of Directors

                                   EXHIBIT B



                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            HEARTLAND ADVISORS, INC.

Name                            Office
----                            ------
William J. Nasgovitz            President and Chief Executive Officer

Jilaine Hummel Bauer            Senior Vice President, Assistant Secretary and
                                 General Counsel

Paul T. Beste                   Senior Vice President - Investment Operations

Kevin D. Clark                  Senior Vice President - Trading

Kenneth J. Della                Senior Vice President and Treasurer

Eric J. Miller                  Senior Vice President

Patrick J. Retzer               Senior Vice President

Lois J. Schmatzhagen            Secretary


The business address of each of the persons listed above is Heartland Advisors, Inc., 790 North Milwaukee Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.